

VIRALYTICS LTD
ONCOLYTIC VIRUSES

29 July 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.



08004292

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the
Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange
Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or
  otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission
  for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499
3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd   ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200   f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT


ASX and Media Release
30 June 2008

VIRALYTICS TO ESTABLISH TO USA MANUFACTURING OF CAVATAK™

Viralytics Limited is pleased to announce that it has concluded arrangements to move production of its product, CAVATAK™, to a USA manufacturer specializing in therapeutic virus production under Good Manufacturing Practice (GMP).

Based on preliminary clinical trial data the company is undertaking the necessary preparations to conduct Phase II clinical trials with CAVATAK™ as announced on 19th June 2008.

The Company's decision to move production of the Company's lead product CAVATAK™, to an industry recognized supplier will enable production of commercial quantities of CAVATAK™ at appropriate standards required by American and European regulatory authorities. Currently such dedicated manufacturing facilities are not available to the Company in Australia.

The selected manufacturing company cannot be disclosed due to confidentiality agreements.

"With our clinical program accelerating towards Phase II studies, this move to GMP compliance is a major step forward for the development of CAVATAK™. GMP production and FDA endorsement of our toxicology program are critical elements in moving forward to commencing vital clinical efficacy studies next year" said Dr Phillip Altman, Director - Clinical Research and Regulatory Affairs.

Bryan Dulhunty
Executive Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 105, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 · 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 0 0 657 351

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001


Name of entity

Viralytics Limited

ABN	Quarter ended ("current quarter")
12 010 657 351	30 June 2008

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(168)	(706)
		(b) consultants	(11)	(87)
		(c) research and development	(429)	(1,798)
		(d) leased assets	-	-
		(e) other working capital	(116)	(557)
		(f) intellectual property/patent costs	(55)	(357)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		51	154
1.5	Interest and other costs of finance paid		(1)	(7)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) R&D Tax Refund		-	357
	Net operating cash flows		**(729)**	**(3,001)**

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(729)**	**(3,001)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	(11)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	581	898
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**581**	**887**
1.14	**Total operating and investing cash flows**	**(148)**	**(2,114)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(40)	3,080
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material) Shares to be allotted	-	-
	Net financing cash flows	(40)	3,080
	Net increase (decrease) in cash held	**(188)**	**966**
1.21	Cash at beginning of quarter/year to date	3,035	1,881
1.22	Exchange rate adjustments	-	-
1.23	**Cash at end of quarter**	**2,847**	**2,847**

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	103
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26   Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1   Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2   Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	2,847	3,035
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	2,847	3,035

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1   This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2   This statement does give a true and fair view of the matters disclosed.

Sign here: Original Signed...Date :   22 July 2008

                  (Director)

Print name: Bryan Dulhunty..

